Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31
	2014	2013	2012	2011	2010
Earnings:
Loss from continuing operations before income taxes and noncontrolling interests	$(76,672)	$(189,446)	$(123,272)	$(266,131)	$(85,930)
Plus: Fixed charges	180,285	183,595	188,533	174,182	159,169
Less: Interest expense capitalized	—	—	—	—	—
Less: Noncontrolling interests	(972)	(890)	(782)	(882)	(857)

Earnings (loss) from continuing operations, adjusted	$102,641	$(6,741)	$64,479	$(92,831)	$72,382

Fixed Charges:
Interest expensed and capitalized	$174,482	$177,733	$183,055	$169,332	$155,181
Estimated interest within rental expense	5,803	5,862	5,478	4,850	3,988

Total fixed charges	$180,285	$183,595	$188,533	$174,182	$159,169

Ratio of earnings to fixed charges	—	—	—	—	—
Shortfall	(77,644)	(190,336)	(124,054)	(267,013)	(86,787)